DB

19006389

SECUR

Washington, D.C. 20549

SEC Mail Processing

FEB 28 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPEG SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 S. KIMBALL AVE., SUITE 100
(No. and Street)

SOUTHLAKE	TEXAS	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRETT JENSEN 817-310-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MESCH PLLC
(Name – *if individual, state last, first, middle name*)

600 TEXAS STREET	FORT WORTH	TEXAS	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DANIEL S. MEADER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPEG SECURITIES LLC, as of FEBRUARY 25, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

BRETT JENSEN
My Notary ID # 125153251
Expires December 28, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MESCH.

TPEG SECURITIES, LLC

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2018

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TABLE OF CONTENTS

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TPEG Securities, LLC as of December 31, 2018 , the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TPEG Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of TPEG Securities, LLC's management. Our responsibility is to express an opinion on TPEG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TPEG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

The supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TPEG Securities, LLC's financial statements. The supplemental information is the responsibility of TPEG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as TPEG Securities, LLC's auditor since 2016.

Fort Worth, Texas
February 21, 2019

TPEG Securities, LLC
Statement of Financial Condition
December 31,2018

ASSETS

Current Assets		
Cash and cash equivalents	$ 82,469	
Total current assets		**$ 82,469**
Total Assets		**$ 82,469**

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities		
Accounts payable	$ 26,891	
Total current liabilities		**$ 26,891**
Total long-term liabilities		**0**
Total Liabilities		**26,891**
Members' Capital		**55,578**
Total Liabilities and Members' Capital		**$ 82,469**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Operations
For The Year Ended December 31, 2018

Revenue		
Private placement offerings	$ 12,045,907	
Regulatory fees	17,696	
Total Revenue		**$ 12,063,603**
Expenses		
Employee compensation and benefits	7,026,183	
General operating expenses	4,946,371	
Occupancy and equipment	24,720	
Regulatory and clearance	53,248	
Technology and communication	6,000	
Total Expenses		**12,056,522**
Income Before the Provisions for Income Taxes		**7,081**
Provision for Income Taxes		
State	12,086	
		12,086
Net (Loss)		**$ (5,005)**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Changes in Members' Capital
For The Year Ended December 31, 2018

Beginning Capital	$	60,583
Net (loss) for the year ended December 31, 2018		(5,005)
Ending Capital	**$**	**55,578**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Cash Flows
For The Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net (Loss)		**$ (5,005)**
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (Decrease) in:		
Accounts payable	$ (16,902)	
Total adjustments		**(16,902)**
Net cash (used) by operating activities		**(21,907)**
Net Decrease in Cash		**(21,907)**
Cash and cash equivalents at beginning of year		**104,376**
Cash and cash equivalents at end of year		**$ 82,469**

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for	
Interest	**$ 0**
Taxes	**9,570**
Total	**$ 9,570**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Notes to Financial Statements
For The Year Ended December 31, 2018

Note 1: Description of Business

TPEG Securities, LLC (the "Company") is limited liability company organized in the State of Texas on October 15, 2007. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain private placement offerings and does not maintain discretionary accounts for its customers.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Credit risk
The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Revenue recognition
Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening members' capital. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Note 2: Summary of Significant Accounting Policies (Continued)

Revenue recognition (continued)
The Company earns revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirement of such offerings. Revenue is recognized on a settlement basis as this is the date that services are rendered and the performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2018.

Recent accounting pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on January 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

Note 3: Fair Value Measurement

The carrying value of cash and cash equivalents and accounts payable approximate fair value due to the short maturity of these instruments.

Note 4: Related Party Transactions

The Company shares office space, personnel, and other general expenses with a business owned and operated by the members of the Company. The Company reimburses the related entity $3,060 per month to cover their allocation of expenses. The Company also pays transaction fees to the same related entity which totaled $4,872,620 for the year ended December 31, 2018.

Note 5: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. As of December 31, 2018, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

TPEG Securities, LLC
Notes to Financial Statements
For The Year Ended December 31, 2018

Note 6: Income Taxes

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. The Company's taxable income is passed through its members' personal and business income tax returns.

The Company is subject to the Texas franchise tax, and total franchise tax accrued for the year ended December 31, 2018 was $16,737.

The Company has also adopted the provisions of ASC Topic 740 (*Income Taxes*) relating to unrecognized tax benefits on January 1, 2009. This standard addresses the financial statement recognition, measurement and disclosure of uncertain tax positions, and requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Because the Company is a partnership for federal income tax purposes, and therefore not a tax paying entity, there are no liabilities recorded for uncertain tax positions for the year ended December 31, 2018.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2015 or subject to Texas franchise tax examinations for years before 2013.

Note 7: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2018.

Note 8: Subsequent Events

The Company has evaluated subsequent events through February 21, 2019, the date that its financial statements was issued. There were no material events that came to the attention of management and require disclosure in the financial statements.

TPEG Securities, LLC
Schedule I - Supplemental Schedules Required by Rule 17A-5
Of The Securities and Exchange Commission
As Of December 31, 2018

Computation of Net Capital:

Total stockholders' equity	$	55,578		
Add: subordinated liabilities		0		
Total capital and allowable subordinated liabilities			$	55,578
Deductions and/or charges:				
Non-allowable assets				0
Net capital before haircuts on securities positions				55,578
Haircut on securities				0
Net Capital			$	55,578

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	1,794
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	50,578
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	49,578

See independent auditor's report on supplemental schedule.

TPEG Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (Continued)
As Of December 31, 2018

Computation of Aggregate Indebtedness

Total liabilities	$	26,891
Less: exclusions		0
Aggregated Indebtedness	$	26,891
Percentage of aggregate indebtedness to net capital		48.38%

Reconciliation with Company's Allowable Net Capital

Net capital, as reported in Company's unaudited Focus Report	$	55,579
Audit adjustments		0
Adjusted net capital	$	55,579

There is no material difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2018.

See independent auditor's report on supplemental schedule.

TPEG Securities, LLC
Schedules II and III
December 31, 2018

Schedule II – Computation For Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

We have reviewed management's statements, included in the accompanying TPEG Securities, LLC's Exemption Report, in which (1) TPEG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TPEG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) TPEG Securities, LLC stated that TPEG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TPEG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TPEG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch, PLLC

Fort Worth, Texas
February 21, 2019

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TRINITY
Access. Invest. Prosper.
Private Equity Group

925 S. Kimball Avenue • Suite 100 • Southlake, Texas 76092
817.310.2900 • Fax 817.310.2915
www.TrinityPEG.com

TPEG Securities, LLC's Assertion
Exemption Report
Year Ended December 31, 2018

TPEG Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the most recent fiscal year without exception.

TPEG Securities, LLC

I, Daniel S. Meader, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Managing Member

February 21, 2019

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of TPEG Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TPEG Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of TPEG Securities, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating TPEG Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TPEG Securities, LLC's management is responsible for TPEG Securities, LLC's compliance with those requirements.. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 or the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fort Worth, Texas
February 21, 2019